UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XSPORT GLOBAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87944X103

(CUSIP Number)

Kevin Fickle
1415 Oakland Boulevard, Suite 219
Walnut Creek, California 94596

Copy to:
Peter Campitiello, Esq.
Kane Kessler, P.C.
666 Third Avenue, 22nd Floor
New York, New York 10017
(212) 541-6222

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2018

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 87944X103	13D	Page 2 of 4

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kevin Fickle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,750,000 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
3,750,000 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,750,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 87944X103	13D	Page 3 of 4

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of XSport Global, Inc., a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 1800 Camden Road, #107-196, Charlotte, NC 28203.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Devin Bosch (the “Reporting Person”).  The address of the principal place of business and principal office of the Reporting Person is 1415 Oakland Boulevard, Suite 219, Walnut Creek, California 94596. The Reporting Person is private investor. During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in this Schedule 13D as directly beneficially owned by the Reporting Person were acquired with funds of approximately $13,000 (including brokerage commissions). All such funds were provided from the personal funds of the Reporting Person.

Item 4.	Purpose of the Transaction

The Reporting Person acquired all of the Shares to which this Schedule 13D relates as specified in Item 3. The Reporting Person do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

CUSIP No. 87944X103	13D	Page 4 of 4

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of August 28, 2018 the Reporting Person beneficially owned in the aggregate 3,750,000 shares of Common Stock, constituting approximately 4.1% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Person is based upon 90,970,139 shares outstanding as of May 4, 2018.

(c) There have been no transactions in the Shares effected within the past sixty days by the Reporting Person.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e). Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 28, 2018

/s/ Kevin Fickle
Kevin Fickle, Individually